Exhibit 3(i)

Articles of Amendment

To the Restated Articles of Incorporation

of

Entergy Gulf States, Inc.

Pursuant to article 4.04 of the Texas Business Corporation Act, Entergy Gulf States, Inc., a Texas business corporation (the "Corporation"), hereby amends its Restated Articles of Incorporation, as amended, as set forth herein.

  The name of the Corporation is Entergy Gulf States, Inc.

  The filing number issued to the Corporation by the Secretary of State of Texas is 4421500.

  The first paragraph of Section 14 of Article VI of the Restated Articles of Incorporation, as amended, is hereby amended to read as follows:

    Dividends on Common Stock. Dividends may be paid on the Common Stock to the exclusion of both classes of the Preferred Stock and the class of Preference Stock out of any assets of the Corporation available for dividends on the Common Stock; provided, however, that so long as any shares of either class of Preferred Stock shall be outstanding, the Corporation shall not declare or pay any dividend or make any distribution to the holders of the Common Stock (other than a dividend payable in Common Stock of the Corporation), or purchase or acquire or otherwise retire for a consideration (otherwise than from the proceeds of new financing from the issuance and sale of any shares of any class of stock of the Corporation ranking junior to both classes of Preferred Stock) any shares of its Common Stock (such a dividend, distribution, purchase, acquisition, or retirement being hereinafter referred to as "Common Stock Dividend"), if the aggregate amount of all Common Stock Dividends so paid, distributed and/or applied after May 31, 1958, would exceed in the aggregate either

    (a) the net income of the Corporation available for dividends on its Common Stock, or

(b) 75% of the net income of the Corporation available for dividends on its Common Stock if, after giving effect thereto, the aggregate of the following: (1) Common Capital Stock Account, (2) Earned Surplus Account, and (3) Capital Surplus Account, is less than 25% of the aggregate of (a) the principal amount of then outstanding debt, (b) Preferred Capital Stock Account (excluding Premiums and Assessments on Capital Stock Accounts), (c) Preference Capital Stock Account (excluding Premiums and Assessments on Capital Stock Accounts), (d) Common Capital Stock Account, (e) Earned Surplus Account, and (f) Capital Surplus Account, as such Accounts were defined or prescribed by the Federal Power Act or Regulations thereunder in effect on June 30, 1944.

  The above amendment to the Restated Articles of Incorporation, as amended, has been approved in the manner required by the Texas Business Corporation Act and by the constituent documents of the Corporation.

  This document shall be effective when it is filed by the Secretary of State of Texas.

The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent document.

Dated: November 7, 2007	Entergy Gulf States, Inc.

By: /s/ Steve McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer